March 12, 2020

Laurent Bernard Marie Junique
Chief Executive Officer
TDCX (KY) PTE LTD
750D Chai Chee Roa
#06-01/06 Viva Business Park
Singapore 469004

       Re: TDCX (KY) PTE LTD
           Draft Registration Statement on Form F-1
           Submitted February 14, 2020
           CIK No. 0001803112

Dear Mr. Junique:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted February 14, 2020

Prospectus Summary, page 1

1. You refer to your leading clients such as Facebook and Airbnb on page 3 of your prospectus summary. In light of the risk factor on page 19 and the concentration of your business related to Facebook and Airbnb, please disclose here that 52.1% of your revenue in fiscal year 2018 is derived from these two clients.
2. On page 2, you reference that more than half of your employees are "tertiary school graduates, including employees with master's degrees and/or doctorates." Please clarify what you mean by tertiary school graduates, as that term may differ as to region. For example, please clarify whether over half of your employees are graduate school
 Laurent Bernard Marie Junique
TDCX (KY) PTE LTD
March 12, 2020
Page 2
         graduates with advanced college or university degrees. Further, please clarify if the tertiary school graduates are concentrated in certain markets.
3. You reference deepening your relationships with your existing clients is part of your growth strategy and that as you expand your services throughout your clients' businesses and processes, that it encourages client "stickiness" and discourages clients from turning to other providers. We further note per page 19, however, that you are not exclusive providers to your clients generally. Please explain how you measure client retention and advise us whether such measures would be considered key performance indicators.
4. You reference fixed price contracts based on statements of work as part of master service agreements with your clients. It appears that these agreements are generally 12 month agreements that are renewable on a yearly basis. Please clarify whether the prices paid for services are revised on a yearly basis to reflect changes in market conditions for your respective labor markets.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-IFRS Financial Measurements, page 76

5. Please revise the caption for the Debt/EBITDA ratio to indicate that Debt includes only
         Bank Loans. Refer to Item 10(e)(ii)(E) of Regulation S-K.
6. Please disclose here, and elsewhere as applicable, that EBITDA and EBITDA margin may not be comparable to similarly titled measures since your calculation of EBITDA includes depreciation on the right-of-use assets and finance costs on lease liabilities following your early adoption of IFRS 16.
History and Corporate Structure, page 85

7. You provide a chart of your expected corporate structure as the date of the prospectus following your reorganization, which you have not yet completed. Please briefly describe the current corporate structure of your future subsidiaries and operations and the steps necessary to complete your reorganization.
Industry Overview, page 87

8. Please clarify the relevance of the market and industry data to your business, particularly as it relates to geographic regions. For example, you provide certain market data based on delivery locations, but with the markets served including all major global end markets.
       On the other hand, on page 71 you refer to the Southeast Asia, Global English and Europe end-markets. In order to understand how the data relates to your business, please clarify how market data on delivery markets relates to your end-markets. For example, clarify
FirstName LastNameLaurent Bernard Marie Junique
       the extent to which your clients, their customers, and your employees are located in
Comapany NameTDCX (KY) as Southeast Asia and the extent to which your revenues are particular regions such PTE LTD
March attributable to those regions.
       12, 2020 Page 2
FirstName LastName
 Laurent Bernard Marie Junique
FirstName LastNameLaurent Bernard Marie Junique
TDCX (KY) PTE LTD
Comapany2020
March 12, NameTDCX (KY) PTE LTD
March 12, 2020 Page 3
Page 3
FirstName LastName

9. We note that the Frost & Sullivan report that you commissioned contains various CAGR projections through 2024. Please provide more details of how these projections were determined, including any material assumptions.
EBITDA Margins, page 103

10. Please tell us if you believe the EBITDA margins of your peers are calculated on a comparable basis. In this regard, we note that your calculation of EBITDA includes depreciation on right-of-use assets and finance costs on lease liabilities following your early adoption of IFRS 16.
Business
Case Studies, page 118

11. Your case studies provide examples of the services provided by a New Economy Client and a Search Engine Client. In light of the fact that Facebook and Airbnb represented
         52.1% of total revenue for 2018, please consider providing similar descriptions of the solutions that you provided to your two largest clients.
Employees and Culture, page 122

12. Please clarify if there are material differences between the employees and services provided in each geographic market. We note, for example, that 27% of your employees for the fiscal year ended 2018 were based in Thailand, but Thailand only represented approximately 7.1% of your total revenues for 2018. It is unclear what accounts for this disparity, such as whether lower margin services are provided by your Thailand operations.
13. You provide the number of employees by your geographic locations on page 126 and, per page 71, you derive all of your revenue in these geographic locations. Please provide more detail as to the location of the customers to your clients and which of your locations provides services to these locations. For example, for North American customers of your clients that you provide customer experience or support services, please clarify which of your locations service these customers. Similarly, please clarify whether any of your locations outside of China provide services and interactions with customers of your clients based in China.
Regulatory Environment, page 132

14. On pages 22 and 23, you briefly discuss being subject to labor laws that involve retirement, minimum wage, and general employee welfare. In light of your business model that is dependent upon providing outsourced services of your labor force, please expand this section to provide a brief description of such laws that materially affect your operations, particularly as it relates to compensation, termination, benefits, or other worker protections.
 Laurent Bernard Marie Junique
TDCX (KY) PTE LTD
March 12, 2020
Page 4
Description of Certain Indebtedness, page 144

15. Please advise us whether the OCBC China Facility and/or OCBC Facility are material agreements upon which you are substantially dependent and should be filed as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.
Notes to the Consolidated Financial Statements, page F-13

16. In a note to the financial statements, please disclose your accounting policy for costs to obtain and fulfill a contract. Refer to paragraphs 91, 94 and 95 of IFRS
15.
Note 3. Summary of Significant Accounting Policies
Revenue Recognition, page F-20

17. We note on pages 27 and 31 that you incur significant start-up costs related to investments in infrastructure to provide your services, including costs of establishing your delivery centers "in accordance with your clients' preferred specifications and hiring and training of employees, with such expenses being historically incurred before revenue is generated."
      Please advise us and disclose how you account for these costs and any related revenues.
General

18. We note references to third-party market data throughout the prospectus, including references to the report you commissioned from Frost & Sullivan. Please provide us with copies of the Frost & Sullivan report and any other materials that support third-party statements, clearly cross-referencing each statement with the underlying factual support.
19. Please supplementally provide us with copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Attorney-
Advisor, at (202) 551-3297 or Kathleen Krebs, Special Counsel, at (202) 551-3450 with any other questions.



                                                             Sincerely,
FirstName LastNameLaurent Bernard Marie Junique
                                                             Division of
Corporation Finance
Comapany NameTDCX (KY) PTE LTD
                                                             Office of
Technology
March 12, 2020 Page 4
cc:       Rajeev P. Duggal, Esq.
FirstName LastName